Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$177,333	$204,763
Restricted cash	14,421	15,763
Accounts receivable, net	35,408	35,351
Capitalized voyage expenses	491	617
Due from related companies (Note 2)	22,183	20,923
Advances and other	17,899	18,407
Inventories	18,109	20,388
Prepaid insurance and other	1,207	1,073
Current portion of financial instruments-Fair value (Notes 7, 12)	266	217

Total current assets	287,317	317,502

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7, 12)	139	133
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	27,353	—
LONG TERM RECEIVABLE (Note 4)	13,000	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	36,782	16,161
Vessels	3,814,197	3,813,987
Accumulated depreciation	(1,017,157)	(984,540)

Vessels’ Net Book Value	2,797,040	2,829,447

Total fixed assets	2,833,822	2,845,608

DEFERRED CHARGES, net (Note 5)	28,097	27,815

Total assets	$3,190,728	$3,205,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 6)	$168,879	$160,584
Payables	34,365	37,532
Due to related companies (Note 2)	2,529	4,366
Dividends payable	4,381	—
Accrued liabilities	46,803	45,765
Unearned revenue	5,941	6,007
Current portion of obligations under operating lease (Note 4)	7,847	—
Current portion of financial instruments - Fair value (Note 7, 12)	491	48

Total current liabilities	271,236	254,302

LONG-TERM DEBT, net of current portion (Note 6)	1,390,817	1,435,017
LONG-TERM OBLIGATIONS UNDER OPERATING LEASE (Note 4)	19,506	—
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7, 12)	9,710	8,962
STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding at March 31, 2019 and December 31, 2018	18,025	18,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at March 31, 2019 and December 31, 2018; 87,604,645 shares issued and outstanding at March 31, 2019 and December 31, 2018	87,605	87,605
Additional paid-in capital	996,833	996,833
Accumulated other comprehensive loss	(12,311)	(8,660)
Retained earnings	397,577	400,933

Total Tsakos Energy Navigation Limited stockholders’ equity	1,487,729	1,494,736
Noncontrolling Interest	11,730	12,041

Total stockholders’ equity	1,499,459	1,506,777

Total liabilities and stockholders’ equity	$3,190,728	$3,205,058

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended March 31,
	2019	2018
VOYAGE REVENUES:	$147,046	$125,725
EXPENSES:
Voyage expenses	31,566	27,276
Charter hire expense	2,669	2,678
Vessel operating expenses	43,324	47,535
Depreciation and amortization	35,285	35,811
General and administrative expenses	6,436	6,831

Total expenses	119,280	120,131

Operating income	27,766	5,594

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(17,593)	(17,945)
Interest income	774	321
Other, net	(29)	(335)

Total other expenses, net	(16,848)	(17,959)

Net income (loss)	10,918	(12,365)
Less: Net loss attributable to the noncontrolling interest	311	450

Net income (loss) attributable to Tsakos Energy Navigation Limited	$11,229	$(11,915)

Effect of preferred dividends	(10,204)	(6,642)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	1,025	(18,557)
Earnings (Loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$0.01	$(0.21)

Weighted average number of shares, basic and diluted	87,604,645	86,324,241

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2019	2018
Net income (loss)	$10,918	$(12,365)
Other comprehensive (loss) income
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net (Note 9)	(3,651)	(1,022)

Comprehensive income (loss)	7,267	(13,387)

Less: comprehensive loss attributable to the noncontrolling interest	311	450

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$7,578	$(12,937)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2018	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Addition of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss						(11,915)		(11,915)	(450)	(12,365)
-Sale of common shares			(44)	(81,851)	457	(176)		237		237
- Common dividends declared ($0.05 per share)						(4,337)		(4,337)		(4,337)
- Dividends paid on Series B preferred shares						(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares						(1,109)		(1,109)		(1,109)
- Dividends paid on Series D preferred shares						(1,873)		(1,873)		(1,873)
-Dividends paid on Series E preferred shares						(2,659)		(2,659)		(2,659)
- Other comprehensive loss							(1,022)	(1,022)		(1,022)

BALANCE, March 31, 2018	$12,025	$87,339	$857,954	937,218	$(5,279)	$523,557	$(6,327)	$1,469.269	$13,430	$1,482,699

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2019	$18,025	$87,605	$996,833	—	—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net Income						11,229		11,229	(311)	10,918
- Common dividends declared ($0.05 per share)						(4,381)		(4,381)		(4,381)
- Dividends paid on Series B preferred shares						(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares						(1,109)		(1,109)		(1,109)
- Dividends paid on Series D preferred shares						(1,873)		(1,873)		(1,873)
-Dividends paid on Series E preferred shares						(2,659)		(2,659)		(2,659)
-Dividends paid on Series F preferred shares						(3,563)		(3,563)		(3,563)
- Other comprehensive loss							(3,651)	(3,651)		(3,651)

BALANCE, March 31, 2019	$18,025	$87,605	$996,833	—	$—	$397,577	$(12,311)	$1,487,729	$11,730	$1,499,459

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$10,918	$(12,365)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	32,664	33,779
Amortization of deferred dry-docking costs	2,621	2,032
Amortization of loan fees	1,070	813
Change in fair value of derivative instruments	(2,562)	1,787
Payments for dry-docking	(2,902)	(8,604)
(Increase) Decrease in:
Receivables, net	(809)	5,530
Inventories	2,279	(2,329)
Prepaid insurance and other	(134)	150
Capitalized voyage expenses	126	(533)
Increase (Decrease) in:
Payables	(5,005)	5,160
Accrued liabilities	1,038	6,315
Unearned revenue	(66)	(7,153)

Net Cash provided by Operating Activities	39,238	24,582

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(20,621)	—
Vessel acquisitions and/or improvements	(209)	(441)

Net Cash used in Investing Activities	(20,830)	(441)

Cash Flows from Financing Activities:
Proceeds from long-term debt	155,822	—
Financing costs	(909)	(261)
Payments of long-term debt	(191,889)	(41,873)
Sale of treasury stock, net	—	237
Cash dividends	(10,204)	(6,641)

Net Cash used in Financing Activities	(47,180)	(48,538)

Net decrease in cash and cash equivalents and restricted cash	(28,772)	(24,397)
Cash and cash equivalents and restricted cash at beginning of period	220,526	202,673

Cash and cash equivalents and restricted cash at end of period	$191,754	$178,276

Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	177,333	158,177
Restricted Cash	14,421	20,099
Total Cash and cash equivalents and restricted cash	191,754	178,276

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

The consolidated balance sheet as of December 31, 2018 has been derived from the audited financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 12, 2019 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report.

There have been no material changes to these policies in the three-month period ended March 31, 2019, except for as discussed below:

Leases: In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, ASU 2016-02 requires classifying leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases.

In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and, (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

The Company has elected to use this optional transition approach to determine the cumulative effect adjustment and adopted this standard on January 1, 2019. In connection with its adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Additionally, after assessing that the respective criteria are met, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Following adoption, the Company is allowed to recognize cumulative effect adjustment to the opening balance of retained earnings in the period, rather than restate comparative prior year periods. Based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings.

Also, the Company made an accounting policy election to keep leases with a term of 12 months or less off the balance sheet. Based on the elections performed, the adoption of ASC 842 – Leases, did not materially impact the Company’s consolidated financial statements, for arrangements where the Company acts as a lessor.

The Company recognized on its consolidated balance sheet on January 1, 2019, a right-of-use asset and a lease liability of $29.3 million, based on the present value of the remaining minimum lease payments and the discount rate used for calculating the cost of the operating leases is the incremental borrowing rate. Lease payments under operating leases are accounted as an expense on a straight-line basis over the term of the lease arrangement.

Time Charters and Bareboat Revenues

For time charters and bareboat arrangements, a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore fall under the scope of ASC 842. In addition, and upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed dayrates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Sale and Leaseback transactions

The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following:

a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

b) The right-of-use asset, which shall consist all of the following:

i) The amount of the initial measurement of the lease liability.

ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received.

iii) Any initial direct costs incurred by the lessee.

On December 21, 2017, the Company completed a sale-leaseback transaction relating to two of its suezmax tankers, Eurochampion 2004 and Euronike. Under this arrangement, the Company has transferred the underlying assets and leased back the vessels on a bareboat basis. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease (Note 4).

Derivative Financial Instruments: On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR)

Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate. The amendments have been adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance had no effect on the Company’s consolidated financial statements.

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include the fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers and for the VLCCs Ulysses and Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004. The Management Company for services rendered charged $5,025 for the first quarter of 2019 and $5,064 for the first quarter of 2018.

In addition to the monthly management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. No such award was granted in the first quarter of 2019 and the respective prior year quarter.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement.. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at March 31, 2019, are $15,823 for the remainder of 2019, $21,278 for 2020, $21,420 (for 2021, 2022 and 2023), and $113,339 (from 2024 to 2029).

Management fees for vessels are included in General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. There were no such fees during the first quarter of 2018, while fees amounting to $122.4 were charged during the three months ended March 31, 2019 and accounted for as part of construction costs for under construction vessels and are included in Advances for vessels under construction. At March 31, 2019, the amount due to the Management Company was $210 ($114 at December 31, 2018).

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company. TCM for services rendered charged $483 for the first quarter of 2019 and $439 for the prior year quarter. As at March 31, 2019, the amount due from TCM was $22,183 compared to $20,923 at December 31, 2018.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first quarter of 2019 and 2018 there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first quarter of 2019 and 2018 no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also stockholders and directors of the Holding Company. Tsakos Shipping for services rendered charged $1,834 for the first quarter of 2019 and $1,542 for the first quarter of the 2018. There was at March 31, 2019, an amount of $689 due to Tsakos Shipping compared to $520 as at December 31, 2018. There is also at March 31, 2019, an amount of $348 ($327 at December 31, 2018) due to Tsakos Shipping, included in accrued liabilities, which relate to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. For the first quarter of 2019, Argosy, for services rendered, charged $2,292 compared to $2,584 in prior year quarter. The amount due to Argosy as at March 31, 2019, was $1,060 compared to $3,387 as at December 31, 2018. There is also an amount of $49 ($nil at December 31, 2018) due to Argosy, included in accrued liabilities, which relate to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the first quarter of 2019, AirMania, for services rendered, charged $1,463 compared to $1,581 in prior year quarter. The amount due to AirMania as at March 31, 2019, was $570 compared to $345 as at December 31, 2018.

3.	Revenue from Contracts with Customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $59,848 and $39,950 for the first quarter ended March 31, 2019 and 2018, respectively.

Time and bareboat charters: Revenues from time charter hire arrangements amounted to $87,198 and $85,775 for the first quarter ended March 31, 2019 and 2018, respectively.

Unearned revenue: During the three-month period ended March 31, 2019, the Company recognized as revenues the total amount of unearned revenues outstanding as of December 31, 2018, amounting to $6,007. As of March 31, 2019, deferred revenue consists mainly of cash advances relating to time charter agreements.

4.	Vessels

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

Upon adoption of ASC 842, the Company as at January 1, 2019 recognized on the consolidated balance sheet a right-of-use asset of $29.3 million based on the present value of the future minimum lease payments and an obligation under operating lease of $29.3 million. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not performed any payments prior to the commencement date of the contract. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters which are not recognized as part of the right-of-use asset and the obligation under operating lease.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating lease was 5.45% and the weighted average remaining lease term was 3.73 years as at March 31, 2019. Amortization of the right-of-use asset is recognized on a straight-line basis from the commencement date of the contract to the end of the sale and leaseback, provided that no impairment will be recognized over the lease term. As at March 31, 2019, both the right-of use asset and the corresponding obligation under operating lease were $27.3 million (current portion $7.8 million and non-current portion $19.5 million).

An analysis of the Company’s future minimum net lease payments under operating lease as at March 31, 2019, is as follows:

Year	Lease Commitment
April 1 to December 31, 2019	6,145
2020	8,191
2021	8,191
2022	8,191

Minimum net lease payments	30,718
Less: present value discount	(3,365)

Total Obligations under operating lease (current and non-current portion)	27,353

The Company has subleased the vessels and has recognized sublease income of $3.1 million for the three months ended March 31, 2019.

Held for sale

At March 31, 2019, there were no vessels held for sale. As at March 31, 2018, VLCC Millennium was classified as held for sale.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $28,097 and $27,815, at March 31, 2019 and December 31, 2018, respectively. Amortization of deferred dry-docking costs was $2,621 during the first quarter of 2019 and $2,032 during the first quarter of 2018 and is included in the depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive income (loss).

6.	Long –Term Debt

Facility	March 31, 2019	December 31, 2018
(a) Credit Facilities	—	62,500
(b) Term Bank Loans	1,571,055	1,544,622

Total	1,571,055	1,607,122
Less: Deferred finance costs, net	(11,359)	(11,521)
Total long-term debt	1,559,696	1,595,601
Less: Current portion of debt	(172,075)	(163,870)
Add: Deferred finance costs, current portion	3,196	3,286

Total long-term portion, net of current portion and deferred finance costs	1,390,817	1,435,017

(a)	Credit facilities

As at December 31, 2018, the Company had one open revolving credit facility which matured in February 2019.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2019 amounted to $1,571,055. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between July 2020 and January 2028. Interest rates on the outstanding loans as at March 31, 2019 are based on LIBOR plus a spread. At March 31, 2019, interest on these term bank loans ranged from 4.36% to 5.13%.

A new term loan facility was drawn on January 10, 2019. The new loan is repayable in ten semi-annual installments of $3,000, commencing six months after the drawdown date, plus a balloon of $32,500 payable with the last installment.

On January 28, 2019, the Company signed a new six-year term bank loan for $88,150 relating to the refinancing of the debt approaching maturity on the suezmax tankers, Spyros K and Dimitris P, the aframax tanker Uraga Princess and the panamax tanker Salamina. The loan was drawn on January 30, 2019 and is repayable in twelve semi-annual installments of $5,200, commencing six months after the drawdown date, plus a balloon of $25,750 payable together with the last installment.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2019	4.74%
Three months ended March 31, 2018	3.76%

The above term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $103,756 at March 31, 2019 and $99,154 at December 31, 2018, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $2,700. Four loan agreements require a monthly pro rata transfer to a retention account of any principal due, but unpaid.

As at March 31, 2019, the Company and its wholly owned subsidiaries had twenty-six loan agreements, totaling $1,571,055. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in two of its loan agreements, which did not require an amount to be reclassified within current liabilities at March 31, 2019.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments required to be made after March 31, 2019, are as follows:

Period/Year	Amount
April to December 2019	122,631
2020	211,371
2021	286,394
2022	242,826
2023	321,793
2024 and thereafter	386,040

1,571,055

7.	Interest and Finance Costs, net

	Three months ended March 31,	Three months ended March 31,
	2019	2018
Interest expense	18,863	16,721
Less: Interest capitalized	(168)	—

Interest expense, net	18,695	16,721
Bunkers swap cash settlements	—	(1,411)
Bunker call options premium	267	—
Amortization of loan fees	1,070	813
Bank charges	88	—
Change in fair value of non-hedging financial instruments	(2,527)	1,822

Net total	17,593	17,945

At March 31, 2019, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $282,113 maturing from July 2020 through October 2027, on which it pays fixed rates averaging 3.08% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 12).

At March 31, 2019, four interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as at March 31, 2019 and December 31, 2018 in aggregate amounted to $8,662 negative and $5,000 negative, respectively. The estimated net amount of cash flow hedge losses at March 31, 2019 that is estimated to be reclassified into earnings within the next twelve months is $288.

At March 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the change in its fair value during the first quarter of 2019 has been included in Change in fair value of non-hedging financial instruments and amounted to a loss of $20.

At March 31, 2019 and December 31, 2018, the Company held three call option agreements to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of the financial instrument as at March 31, 2019 and December 31, 2018 was $397 positive and $350 positive, respectively. During the first quarter of 2019, the premium paid amounts to $267. The changes in the fair value amounting to $47 positive has been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

At March 31, 2019 and December 31, 2018, the Company held twenty and nineteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as at March 31, 2019 and December 31, 2018 was $1,472 negative and $3,972 negative, respectively. The changes in their fair values amounting to $2,500 positive have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

At March 31, 2018, the Company held three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements.

8.	Stockholders’ Equity

On March 29, 2019, the Company declared a dividend of $0.05 per common share, which was paid on May 30, 2019 to stockholders of record as of May 29, 2019. On March 12, 2018, the Company declared a dividend of $0.05 per common share, payable on May 10, 2018 to stockholders of record as of May 3, 2018.

During the quarter ended March 31, 2018, the Company sold 81,851 common shares from its treasury stock for net proceeds of $237.

On January 30, 2019 and on January 30, 2018, the Company paid dividends of $0.50 per share, $1,000 in total, on its 8.00% Series B Preferred Shares and $0.55469 per share, $1,109 in total, on its 8.875% Series C Preferred Shares, respectively.

On February 28, 2019 and on February 28, 2018, the Company paid dividends of $0.54687 per share, $1,873 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share, $2,659 in total, on its 9.25% Series E Preferred Shares, respectively.

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144,280, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 28, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. On January 30, 2019, the Company paid dividends of $0.59375 per share each or $3,563 in total, on its Series F Preferred Shares.

9.	Accumulated other comprehensive income (loss)

In the first quarter of 2019 and 2018, accumulated other comprehensive income (loss) decreased with unrealized losses of $3,651 and $1,022 respectively, which resulted from changes in the fair value of financial instruments.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended March 31,	Three months ended March 31,
	2019	2018
Numerator:
Net income (loss) attributable to Tsakos Energy Navigation Limited	11,229	(11,915)
Preferred share dividends Series B	(1,000)	(1,000)
Preferred share dividends Series C	(1,109)	(1,109)
Preferred share dividends Series D	(1,873)	(1,873)
Preferred share dividends Series E	(2,659)	(2,659)
Preferred share dividends Series F	(3,563)	—

Net income (loss) attributable to common share stockholders	1,025	(18,557)

Denominator:
Weighted average common shares outstanding	87,604,645	86,324,241

Basic and diluted earnings (loss) per common share	$0.01	$(0.21)

11.	Commitments and Contingencies

At March 31, 2019, the Company had four vessels under construction, two aframax tankers and two suezmax tankers.

The total contracted amount remaining to be paid for the four vessels under construction plus extra costs agreed as at March 31, 2019, was $206,433. The amount of $65,568 is payable within 2019 and the amount of $140,865 is payable within 2020.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results of operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at March 31, 2019, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April 1 to December 31, 2019	247,408
2020	264,026
2021	203,367
2022	134,409
2023 to 2028	310,583

Minimum future time-charter revenue	1,159,793

These amounts do not assume any off-hire.

12.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2019 and December 31, 2018 are as follows:

	Carrying Amount March 31, 2019	Fair Value March 31, 2019	Carrying Amount December 31, 2018	Fair Value December 31, 2018
Financial assets/(liabilities)
Cash and cash equivalents	177,333	177,333	204,763	204,763
Restricted cash	14,421	14,421	15,763	15,763
Investments	1,000	1,000	1,000	1,000
Debt	(1,571,055)	(1,571,055)	(1,607,122)	(1,607,122)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive income (loss) or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	286	30
	Financial instruments - Fair value, net of current portion	—	—	8,376	4,970

	Subtotal	—	—	8,662	5,000

		Asset Derivatives		Liability Derivatives
		March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments - Fair value	—	—	138	—
	Financial instruments - Fair value, net of current portion	—	—	1,334	3,972
Bunker call options	Current portion of financial instruments - Fair value	266	217	—	—
	Financial instruments - Fair value, net of current portion	130	133	—	—
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	67	18
	Financial instruments - Fair value, net of current portion	9	—	—	20

	Subtotal	405	350	1,539	4,010

Total derivatives		405	350	10,201	9,010

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive Income (Loss)

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended March 31,
	2019	2018
Interest rate swaps	(3,737)	(1,521)

Total	(3,737)	(1,521)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended March 31,
		2019	2018
Interest rate swaps	Depreciation expense	(47)	(47)
Interest rate swaps	Interest and finance costs, net	(39)	(452)

Total		(86)	(499)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of March 31, 2019 and December 31, 2018 was $12,311 and $8,660 respectively.

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss)
Derivative	Location	Amount Three months ended March 31,
		2019	2018
Interest rate swaps	Interest and finance costs, net	(20)	—
Bunker swaps	Interest and finance costs, net	2,500	(442)
Bunker call options	Interest and finance costs, net	(220)	31

Total		2,260	(411)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2019 and December 31, 2018 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	March 31, 2019	December 31, 2018
Interest rate swaps	(8,721)	(5,038)
Bunker swaps	(1,472)	(3,972)
Bunker call option	397	350

	(9,796)	(8,660)

13.	Subsequent Events

(a)	In the period of April 18 to May 23, 2019, the Company has issued 232,459 common shares for net proceeds of $762.

(b)

On April 30, 2019, the Company paid a dividend of $0.50 per share, $0.55469 per share and $0.59375 per share on its 8.00% Series B Preferred Shares, its 8.875% Series C Preferred Shares and its Series F Preferred Shares, respectively.

(c)	On May 1, 2019, the Company signed a term sheet for the pre-delivery financing of the newbuilding suezmax tanker Hull 8042.

(d)	On May 20, 2019, the Company signed a term sheet for the pre-delivery financing of the newbuilding suezmax tanker Hull 8041.

(e)	On May 28, 2019, the Company paid dividends of $0.54687 per share and $0.57812 per share on its 8.75% Series D and its 9.25% Series E Preferred Shares, respectively.

(f)	On May 30, 2019, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 29, 2019.

(g)	On May 31, 2019, the Company signed a new five-year term bank loan of up to $40,000 for the refinancing of four panamax tankers, Maya, Inca, Selini and Salamina.